Nuveen Securities, LLC

333 West Wacker Drive

Chicago, IL 60606

P: 312. 917.7700

www.nuveen.com

April 8, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jim O’Connor

Re:

Request for Acceleration of the Effective Date of Nuveen Enhanced Municipal Value Fund (the “Fund”): Pre-Effective Amendment Number 1 Under the Securities Act of 1933 and Amendment No. 10 Under the Investment Company Act of 1940, Filed on Form N-2 on April 4, 2014 (File Nos. 333-193749 and 811-22323)

Dear Mr. O’Connor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be declared effective as of 9:00 a.m. ET on Wednesday, April 9, 2014, or as soon thereafter as practicable.

In connection with this request, Nuveen Securities, LLC, the underwriter for the Fund, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen Enhanced Municipal Value Fund	Nuveen Securities, LLC

/s/Gifford R. Zimmerman	/s/Gifford R. Zimmerman
By: Gifford R. Zimmerman	By: Gifford R. Zimmerman
Title: Chief Administrative Officer	Title: Managing Director, Assistant Secretary and Associate General Counsel